[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E


            Spectrum Signal Processing Announces First Quarter Profit

           Spectrum Reports 22% Revenue Growth Over First Quarter 2001

Burnaby, B.C., Canada - April 22, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) today announced its financial results for the first quarter ended March 31, 2002.

Spectrum reports all results in U.S. dollars.

Sales for the first quarter of 2002 totaled $6.1 million, up from sales of $5.0 million for the same period a year earlier. Spectrum recorded basic and diluted earnings per share of $0.02 for the first quarter of 2002 and basic and diluted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $0.03 per share, compared to a loss of $0.11 per share and negative EBITDA per share of $0.08 for the first quarter of 2001.

Spectrum's gross margin for the quarter was 60%, slightly lower than the percentage recorded for the same period last year. Operating expenses net of amortization were $3.2 million, down 13% from the fourth quarter of 2001 and down 19% from the first quarter of 2001.

"With 22% revenue growth relative to the same quarter last year, two publicly announced design wins and positive financial results, we were on track with all our milestones in the first quarter," said Pascal Spothelfer, Spectrum's President and CEO. "The strengthening of our sales and marketing organization will help us to sustain our momentum in 2002's continuously challenging market environment where we are targeting 12 design wins and 25% annual revenue growth."

Spectrum will conduct a conference call and live audio webcast on April 22 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1-877-888-4210, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from April 22 to April 29 and can be accessed by dialing 1-888-509-0081.

Forward-Looking Safe Harbor Statement
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the VoP or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal and Voice over Packet processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum boards and subsystems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our web site at www.spectrumsignal.com.


Spectrum Contact:
Brent Flichel, Director, Finance
Phone: 604-421-5422 ext. 247
E-mail:  brent_flichel@spectrumsignal.com


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
                                           Spectrum Signal Processing, Inc.
                                   Consolidated Statements of Operations and Deficit
           (Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
                  Prepared in accordance with United States generally accepted accounting principles


                                                                                            Three months ended March 31,
                                                                                                 2001           2002
------------------------------------------------------------------------------------------------------------------------
                                                                                             (Unaudited)     (Unaudited)

Sales                                                                                           $ 5,008         $ 6,091
Cost of sales                                                                                     1,974           2,458
------------------------------------------------------------------------------------------------------------------------
                                                                                                  3,034           3,633

Expenses
    Administrative                                                                                1,206           1,064
    Sales and marketing                                                                           1,205           1,055
    Research and development                                                                      1,589           1,127
    Amortization                                                                                    424             167
------------------------------------------------------------------------------------------------------------------------
                                                                                                  4,424           3,413
------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                                                  (1,390)            220

Other
    Interest expense                                                                                 22               3
    Other income                                                                                    (25)             (1)
------------------------------------------------------------------------------------------------------------------------
                                                                                                     (3)              2

Earnings (loss) before income taxes                                                              (1,387)            218

Income tax expense
    Current                                                                                           6               -
------------------------------------------------------------------------------------------------------------------------
                                                                                                      6               -

------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                                              (1,393)            218
------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                                                     (6,181)        (11,454)

------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                                         $ (7,574)       $(11,236)
========================================================================================================================

Earnings (loss) per share
    Basic                                                                                   $ (0.11)           $   0.02
    Diluted                                                                                 $ (0.11)           $   0.02

Weighted average shares
    Basic                                                                                    12,228,427      12,364,587
    Diluted                                                                                  12,228,427      12,475,433
========================================================================================================================



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                                              Consolidated Balance Sheets
                      (Expressed in thousands of United States dollars, except numbers of shares)
                  Prepared in accordance with United States generally accepted accounting principles


                                                                                           December 31,     March 31,
ASSETS                                                                                         2001           2002
------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Unaudited)
Current assets
    Cash and cash equivalents                                                                   $ 1,344         $ 1,257
    Accounts receivable                                                                           5,784           5,874
    Inventories                                                                                   2,389           2,567
    Prepaid expenses                                                                                109             107
------------------------------------------------------------------------------------------------------------------------
                                                                                                  9,626           9,805

Property and equipment                                                                            2,932           2,859
------------------------------------------------------------------------------------------------------------------------

                                                                                               $ 12,558        $ 12,664
========================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                                                            $ 3,277         $ 2,874
    Accrued liabilities                                                                           1,881           2,188
------------------------------------------------------------------------------------------------------------------------
                                                                                                  5,158           5,062

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 12,600,474 (2001 - 12,597,285)
    Outstanding: 12,367,174 (2001 - 12,363,985)                                                  21,351          21,352
Additional paid-in capital                                                                          227             227
Warrants                                                                                            412             412
Treasury stock, at cost, 233,300 shares (2000 - 233,300)                                         (1,232)         (1,232)
Deficit                                                                                         (11,454)        (11,236)
Accumulated other comprehensive income
    Cumulative translation adjustments                                                           (1,904)         (1,921)
------------------------------------------------------------------------------------------------------------------------
                                                                                                  7,400           7,602
------------------------------------------------------------------------------------------------------------------------

                                                                                               $ 12,558        $ 12,664
========================================================================================================================
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